

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Bank of America Debenture-Backed
Series 2001-6
CUSIP NO. 80409R109

Distribution Date July 25, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Final Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Final Distribution Date allocable to principal and accrued interest, is as set forth below:

Beggining Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Day Count	Fixed Interest Amount Due	Total Distribution
$63,370,000.00	$63,370,000.00	$0.00	7.25000%	25/360	$319,050.35	$63,689,050.35

Additional Information	
Swap Counterparty Net Payment Amount to Trustee	$4,118,015.00

Underlying Security Bank of America Cap A 8.07% Preferred Cap Securities 06605HAA6	
Call Date	7/25/2012
Principal Balance	$58,075,000.00
Call Price	102.0175
Interest Factor	5.6042
Total Call Payment Received	$59,572,125.07

	Original Ratings		Current Ratings	
CUSIP	Moody's	S & P	Moody's	S & P
80409R109	aa2	A-	WD	WD
Underlying Security	aa2	A-	WD	WD

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.